                                                     Filed by Ocean Energy, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                                   Of the Securities Act of 1934
                                             Subject Company: Ocean Energy, Inc.
                                                      Commission File No. 1-8094


         Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy Corporation, 20 North Broadway, Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone:
(405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

         Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. In addition, information regarding the interests of Ocean's directors and officers in the merger may be found in the Schedule 14A filed by Ocean on February 24, 2003. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

================================================================================
[DEVON LOGO]                                                        [OCEAN LOGO]

20 North Broadway, Suite 1500
Oklahoma City, Oklahoma 73102-8260
Telephone: (405) 235-3611
Fax: (405) 552-4667

                                  NEWS RELEASE
================================================================================

                           DEVON                              OCEAN

Investor contacts:         Zack Hager                         Scott Winters
                           (405) 552-4526                     (713) 265-6244

Media contacts:            Brian Engel                        Jenna Wright
                           (405) 228-7750                     (713) 265-6609


            DEVON ENERGY AND OCEAN ENERGY TO MERGE, CREATING LARGEST
                     U.S. INDEPENDENT OIL AND GAS PRODUCER

OKLAHOMA CITY AND HOUSTON - FEBRUARY 24, 2003 - Devon Energy Corporation (AMEX:
DVN, TSE:NSX) and Ocean Energy, Inc. (NYSE:OEI) announced today that the two companies have agreed to merge. The merged company will be named Devon Energy Corporation and will be headquartered in Oklahoma City. Devon will become the largest U.S.-based independent oil and natural gas producer with production of approximately 650,000 equivalent barrels of oil per day, and upon completion of the merger, will have an enterprise value of approximately $20 billion.

         "Combining our two companies creates a balanced portfolio with North American and international assets, increased oil and gas production capabilities and greater internal growth opportunities through an active exploration program," said J. Larry Nichols, Devon's chairman, president and chief executive officer. "Ocean's high-impact, deepwater projects and complementary management skills make this a win-win transaction."

         "This merger combines the strong North American portfolio of Devon with the growth profile of Ocean," said James T. Hackett, chairman, president and chief executive officer of Ocean. "As part of a much larger organization, our shareholders will benefit from the superior access to capital necessary to accelerate key exploration and development opportunities. It also provides a commodity mix weighted positively toward North American natural gas and creates a better balance between exploration and exploitation, minimizing the risk associated with high-impact exploration."

MANAGEMENT

         Following the merger, Mr. Nichols will retain the positions of chairman and chief executive officer of Devon. Mr. Hackett will be named president and chief operating officer. The board of directors will consist of nine members from Devon and four members from Ocean.

STRATEGIC RATIONALE

o Devon's stable, gas-focused North American assets will be complemented by Ocean's high-impact international and deepwater development and exploration projects.

o The transaction creates an entity with a stronger balance sheet and greater financial flexibility, allowing for acceleration of key exploration opportunities.

o The companies expect general and administrative cost savings of at least $50 million annually.

o Devon and Ocean have significant core area overlap that will provide operational synergies.

COMBINED BUSINESS

o The combined company will produce approximately 2.4 billion cubic feet of natural gas and approximately 250,000 barrels of oil and natural gas liquids per day. This will make Devon the largest U.S.-based independent oil and gas producer.

o Devon will have approximately 2.2 billion barrels of oil equivalent proved reserves, with 84 percent in North America.

o 90 percent of Devon's worldwide production will be from North America, of which 69 percent will be natural gas.

o Long-term debt of the combined company will be approximately 52 percent of total capitalization.

o    The combined company worldwide will hold 29 million net undeveloped acres.

o With interests in more than 500 deepwater Gulf of Mexico blocks, Devon will be the largest independent deepwater Gulf leaseholder.

TERMS AND CONDITIONS

         Under the terms of the merger agreement, Ocean's shareholders will receive 0.414 shares of Devon common stock for each common share of Ocean. The exchange ratio is based upon the relative market prices of the two securities over the last 30 trading days. This will require Devon to issue 73.4 million new shares to Ocean's shareholders. Based upon Devon's closing stock price of $48.23 per share on February 21, 2003, the total value of the stock to be issued will be approximately $3.5 billion. The aggregate value of the transaction, including the assumption of Ocean's debt and other obligations, is approximately $5.3 billion. The transaction is expected to be non-taxable to the shareholders of both companies.

         The transaction is subject to approval by the shareholders of both companies as well as expiration of the Hart-Scott-Rodino waiting period and other customary closing conditions. Both Devon and Ocean intend to hold special shareholders' meetings as soon as practicable following completion of regulatory review.

         The agreement between the companies contains reciprocal provisions for the payment of termination fees under certain circumstances.

         The boards of directors of both companies have approved the merger. Completion of the transaction is expected in the second or third quarter of 2003.

INVESTOR MEETING AND CONFERENCE CALL

         Devon and Ocean will discuss this transaction today at a meeting and conference call with investors and analysts at 9:00 a.m. Central Time (10:00 a.m. Eastern Time). The meeting and conference call will also be available by webcast. The webcast may be accessed from Devon's homepage at www.devonenergy.com and from Ocean's homepage at www.oceanenergy.com.

         Ocean Energy, Inc. is an independent energy company engaged in the exploration, development, production, and acquisition of crude oil and natural gas. North American operations are focused in the shelf and deepwater areas of the Gulf of Mexico, the Rocky Mountains, Permian Basin, Anadarko, East Texas, North Louisiana and Gulf Coast regions. Internationally, Ocean holds a leading position among U.S. independents in West Africa with oil and gas activities in Equatorial Guinea, Angola, Nigeria and Cote d'Ivoire. The company also conducts operations in Egypt, the Russian Republic of Tatarstan, Brazil, and Indonesia.

         Devon Energy Corporation is an Oklahoma City-based independent energy company engaged in oil and gas exploration, production and property acquisitions. Devon ranks among the top five U.S.-based independent oil and gas producers and is included in the S&P 500 Index. For additional information visit www.devonenergy.com.

                                INVESTOR NOTICES

         This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans, expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, reserve estimates, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Statements regarding future production are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

         Devon and Ocean will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Devon and Ocean and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Devon and Ocean seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Devon and Ocean with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Devon Energy

Corporation, 20 North Broadway,
Oklahoma City, Oklahoma 73102-8260, Attention: Investor Relations, telephone:
(405) 552-4570, e-mail: judy.roberts@dvn.com or to Ocean Energy, Inc, 1001 Fannin Street, Suite 1600, Houston, Texas 77002-6794, Attention: Investor Relations, telephone: (713) 265-6161, e-mail: ir@oceanenergy.com.

         Devon and Ocean and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Devon and Ocean in connection with the merger. Information about Devon and Ocean and their respective directors and officers can be found in Devon's and Ocean's respective Proxy Statements and Annual Reports on Form 10-K filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

                                       ###

FROM:                 Company Bulletin
SENT:                 Monday, February 24, 2003 2:15 AM
TO:                   zzOcean Energy (All Users)
SUBJECT:              Ocean announces plans to merge with Devon Energy


IMPORTANCE:   High

This morning, following unanimous approval by both companies' boards of directors, Ocean Energy and Devon Energy announced their plans to merge to create the largest U.S.-based independent oil and natural gas producer. The Ocean Intranet homepage has been dedicated to providing employees with information about the merger and to address questions throughout the process. Please visit the site at http://intranet for:

     -   the press release that was issued this morning to announce the deal

     -   a letter and video message to Ocean employees from CEO Jim Hackett

     -   a memo to all Ocean employees from Devon CEO Larry Nichols

     - a Q&A with some answers to anticipated questions about the transaction, the resulting combined company and other issues we know are important to you

     - information for joining a webcast that executives from both companies are hosting with the financial community this morning at 9 a.m. Central time

If you are unable to access the Intranet, please reply to this message so other arrangements can be made to deliver this information to you.

Employee meetings in Houston and Lafayette will be held with both companies' CEOs on Wednesday and Thursday, respectively. More information about the times and locations of those meetings will be announced soon. Videotapes of the Houston meeting will be sent to all field offices.

Employees are also encouraged to use the Intranet suggestions box to submit questions about the merger. Answers will be added to the Q&A on the Intranet, and if time permits questions submitted via the Intranet that can be addressed at this early point in the process will be answered at the all-employee meetings.

Ocean is committed to communicating openly and frequently with employees about the progress of the merger and decisions affecting the combined company, recognizing the constraints placed on communication of sensitive information by both prudent judgment and SEC regulations. Decisions about employee assignments will not be made until the anticipated closing date in May or June, so the updates will only include progress on merger approvals. Please check the Intranet homepage regularly for updated information, and expect frequent e-mail announcements to alert you to new postings available there.

                                                             [OCEAN ENERGY LOGO]


February 24, 2003


Dear Ocean Fellow Employees:

This morning we announced that the Ocean and Devon boards of directors have unanimously approved an agreement in which the two companies will merge to create the largest U.S. independent oil and natural gas producer. The combined company will be of the size and scope to accelerate the growth of the valuable asset base that has been developed by Ocean in the last four years. The merger significantly increases Ocean's capital resources and cash flow, and improves our credit ratings and balance sheet flexibility. The new company will be positioned as a leader in a number of important areas:

        o The largest independent natural gas producer in the United States,

        o The third largest independent natural gas producer in Canada,

        o One of the largest producers of natural gas liquids, and

        o The largest independent leaseholder in the deepwater Gulf of Mexico.

Since boards of directors of both companies have unanimously approved the merger, the next step in the process is shareholder approval, which we anticipate will occur in May or June, followed immediately by the closing.

The combined company will retain the name Devon Energy Corporation and continue to be based in Oklahoma City. Its chairman and CEO will be Larry Nichols, and I will serve as president and chief operating officer. The company will retain and expand its presence in Houston, where Devon currently has 600 employees.

We have dedicated the Ocean Intranet homepage solely to providing employees with information about the merger and to address questions throughout the process. The press release detailing the transaction and its benefits and a link to the slides from an investor presentation that is being made in New York this morning are also located there. Employees can listen to a live webcast of this presentation at 9 a.m. Central time today by logging onto the homepage of www.oceanenergy.com. In addition, Larry and I will hold employee meetings in Houston and Lafayette on Wednesday and Thursday, respectively, following our meetings today and tomorrow with the investment community, to discuss our vision for the new organization and to personally respond to questions. I apologize that I could not be here in person to deliver this message.

Over the last three years, Ocean has become a leader in deepwater exploration and development with a premier position in the Gulf of Mexico and West Africa. Exploration and exploitation programs on North American onshore and Gulf shelf properties have provided the steady cash flow to develop one of the best internal growth profiles among independents. This merger will provide the access to additional capital necessary to fully take advantage of opportunities in both conventional and high-impact areas.

It has been the people of Ocean that have created this opportunity to merge into a world-class enterprise, and the high level of talent within the organization will be critical to the success of the combined company. Retaining and rewarding employees is a vital part of our merger strategy. As we begin this time-consuming merger process, we ask that individuals delay any career decisions until we are able to develop our new structure and communicate the pertinent facts related to each personal situation. Personnel announcements will begin to be made only when the merger closes in the May or June timeframe. In the interim, please stay focused on achieving current business objectives and goals.

This begins a new chapter in our history as we become part of a larger entity with a wider breadth of opportunities and resources. I am proud to be a part of the Ocean team as we begin a new future as Devon Energy.

/s/ Jim Hackett

Jim Hackett
Chariman, President and
Chief Executive Officer

                MERGER QUESTIONS AND ANSWERS FOR OCEAN EMPLOYEES

THE TRANSACTION

Q.   WHAT IS THE PROPOSED MERGER STRUCTURE?

A. Under the proposed agreement, Ocean will merge into a subsidiary of Devon. The transaction involves offering Ocean shareholders 0.414 Devon common shares for each Ocean share owned. That results in Ocean shareholders owning approximately 32 percent of the combined company. The structure allows for continuing representation of Ocean's directors and management.

Q. WHY IS THIS DEAL IN THE BEST INTEREST OF OCEAN'S SHAREHOLDERS IF DEVON IS PAYING SUCH A SMALL PREMIUM?

A. The merger creates an organization with the scale and scope to deliver strong internal growth and enhanced shareholder value. Ocean's ability to realize the full potential of its high-impact assets has been limited by constrained capital and cash flow. This merger significantly increases capital resources and cash flow, providing the opportunity to accelerate the drilling of Ocean's exploration inventory and its onshore and shelf exploitation opportunities. The merger also improves Ocean's credit ratings and balance sheet flexibility. Following the merger, the new organization will be:

        - the largest U.S. independent oil and gas producer with daily production of approximately 650,000 barrels of oil equivalent and estimated proved reserves of 2.2 billion barrels of oil equivalent,

        - one of the largest U.S. natural gas liquids producers among E&P companies,

        - the largest deepwater leaseholder among independents in the Gulf of Mexico,

        -      a company with an enterprise value in excess of $20 billion.

Q.   WHY DO THESE TWO COMPANIES MAKE THE MOST SENSE FOR A MERGER?

A. Based on the size, asset portfolios, production mixes, long-term strategies and financial standings of both companies, merging them into one organization yields operational and financial benefits neither is capable of achieving independently in the near-term. Devon and Ocean in particular are a good fit because of the complementary assets in their core operating areas, including onshore North America, the Gulf of Mexico, West Africa and Brazil. In addition, both companies gain strengthened leadership and talent bases that are immediately applicable to their existing asset bases and project inventories.

Q.   DID OCEAN CONSIDER OTHER CANDIDATES FOR A MERGER?

A. Ocean has always sought opportunities to improve its business through expansion of existing businesses, or combinations with other companies, whether as an acquirer or as part of a larger organization.

Q.   HOW LONG HAVE THE TWO COMPANIES BEEN DISCUSSING A POSSIBLE MERGER?

A. Ocean and Devon have been discussing a potential transaction for almost four months, but each company has separately evaluated the other's operations for years given the consolidation trend in the industry and a common desire to grow shareholder value and financial and operational scope.

Q.   WHAT IS THE TIMETABLE FOR MERGING THE TWO COMPANIES?

A. Each company's board of directors has already approved the merger. The deal is now subject to standard review and approval by the Federal Trade Commission and Securities Exchange Commission, as well as approval by Devon and Ocean shareholders. The process is expected to take at least three months to complete, with the merger anticipated to close in May or June.

Q.   IS THE TRANSACTION TAX-FREE TO SHAREHOLDERS?

A. Yes. It is a stock-for-stock transaction that is structured to be tax-free to shareholders.


Q.   WHO ARE OCEAN'S ADVISERS IN THE MERGER?

A. Deutsche Bank served as Ocean's financial advisers, and Vinson & Elkins acted as the company's legal adviser.


TRANSITION ISSUES

Q.   HOW WILL THE MERGER IMPACT THE EXECUTIVE STRUCTURE OF OCEAN?

A. No impact will occur until the merger closes in May or June. Thereafter, Devon's Chairman, President and Chief Executive Officer Larry Nichols will serve as chairman and CEO of the combined company's board. Jim Hackett will be president and chief operating officer of Devon.

Q.   WILL ANY OCEAN DIRECTORS SERVE ON THE BOARD OF THE NEW COMBINED COMPANY?

A. It is expected that the board will be comprised of four Ocean directors and nine Devon directors.

Q. WHEN DOES THE NEW COMPANY ANTICIPATE THAT IT WILL MAKE ANNOUNCEMENTS ABOUT ADDITIONAL ORGANIZATIONAL CHANGES?

A. Further organizational changes will not be made until the closing of the transaction. The combined company's headquarters will remain in Devon's current corporate office in Oklahoma City, but Devon has and will retain a strong presence in Houston.

     We will make every effort to keep employees fully informed about the progress of the merger, recognizing the constraints placed on communication of sensitive information by both prudent judgment and SEC regulations.

Q. HOW WILL THE MERGER AFFECT OCEAN'S FIELD AND DIVISION OFFICES, PARTICULARLY THE LAFAYETTE OFFICE?

A. The new company will conduct a thorough review of its combined assets and supporting infrastructures, including all field and divisional offices such as Lafayette. Any changes will be based on first retaining the best employee talent possible and then achieving the most efficient operational structure for managing assets.

Q. HOW WILL THE COMBINED COMPANY REALIZE THE ANNUAL G&A COST SAVINGS OF AT LEAST $50 MILLION THAT WERE ANNOUNCED IN THE PRESS RELEASE?

A. The two companies have identified significant savings through the elimination of redundant administrative expenses and operational support activities.

Q.   WHAT IS THE TIME FRAME FOR REALIZING THESE SAVINGS?

A. The new company expects to achieve the savings within approximately 18 months after the merger closes.

Q.   HOW WILL THE MERGER AFFECT OCEAN'S SUBSIDIARIES?

A. At this time the transaction will result only in a merger of Ocean into a subsidiary of Devon, and no decisions have been made yet about operating subsidiaries of each company. However, in order to achieve operating efficiencies and to simplify the subsidiary structure, the possibility of combining and renaming certain operating subsidiaries will be carefully reviewed.

STAFFING

Q.   ARE LAYOFFS ANTICIPATED, AND IF SO, HOW MANY ARE ESTIMATED AT THIS POINT?

A. A portion of the estimated $50 million cost savings from the merger is attributable to personnel reductions due to overlap between the two companies. Management fully realizes the difficulty such uncertainty creates for employees, but urges them to keep focused on business objectives during this transitional period. The company is committed to communicating openly and in a timely manner when decisions are made, and to treating everyone fairly throughout the process. Importantly, no further personnel announcements will be made until the merger closes due to the need to protect both companies' assets and shareholder interests.

Q.   IF THERE ARE LAYOFFS, WILL SEVERANCE PACKAGES BE OFFERED TO AFFECTED
     EMPLOYEES?

A. Yes, the Ocean 2001 Change of Control Severance Plan will become effective at the close of the transaction. A summary of the Change of Control Severance Plan is available in the Human Resources section of the Intranet on the Summary Plan Descriptions page under Benefits.

     Devon and Ocean have agreed to amend the Plan before the merger closing to clarify that a transfer between Devon and a subsidiary, or between two subsidiaries, will not trigger severance unless the transfer results in an "involuntary termination" as defined by the Plan.

     Employees who hold stock options and are involuntarily terminated under the Plan will have one year from the date of termination to exercise their options, which become fully vested on the date the merger closes.

Q. WILL DEVON AND OCEAN EMPLOYEES HAVE TO COMPETE FOR JOBS IN THE COMBINED COMPANY?

A. The intellectual capital that both Devon and Ocean bring to the transaction through the talents and skill sets of their employees is a significant benefit of the merger. In certain functions of the business, there will be redundancies in those skill sets that will require organizational changes. However, the company is committed to retaining the best people and talent to meet the needs of the new organization, regardless of affiliations with Devon or Ocean.

Q.   HOW WILL STAFFING AT VARIOUS LEVELS THROUGHOUT THE COMPANY BE DETERMINED?

A. The combined leadership will be deciding on this approach, but it will involve determining the combined company's staffing needs given its expanded size and asset base, and then conducting a careful review of current resources at both Devon and Ocean to identify any gaps or overlaps in those needs.

Q.   WHAT WILL HAPPEN TO OVERLAPPING POSITIONS?

A. Overlap alone will not mean reductions because in some areas the company may need to expand its personnel to support certain functions or projects. However, where unnecessary redundancies are identified, the new company will restructure to maintain operational and cost efficiency. When work force reductions are involved, those employees who are impacted will be communicated with openly and treated as fairly as possible.

BENEFITS

Q.   HOW WILL THE MERGER AFFECT THE ORS PLAN?

A. The merger will treat Ocean stock held through the company's ORS Plan the same way it treats Ocean stock owned outright. Ocean stockholders will receive 0.414 Devon common shares for each share of Ocean stock they own. Ocean's retirement savings plan will not automatically vest as a result of the merger, but Ocean service will be recognized by Devon. The Ocean retirement savings plan will be maintained by Devon through 2003, and an annual discretionary contribution will be made at the same level as was made to eligible employees in 2002. For effect in 2004 and beyond, the retirement savings plans offered by both Ocean and Devon will be carefully reviewed to determine which plans best meet the needs of employees and the financial goals of the new company.

Q. HOW WILL THE MERGER AFFECT OCEAN'S GROUP INSURANCE PLANS (I.E. MEDICAL, DENTAL, VISION, ETC.)?

A. The plans in place today will continue through 2003. A careful review of all plans offered by both Ocean and Devon will be conducted to determine which plans best meet the needs of employees and the financial goals of the new company. Any changes to these plans will be communicated as soon as information is available.

Q. WHAT IF I HAVE MEDICAL OR DENTAL APPOINTMENTS SCHEDULED WITHIN THE NEXT COUPLE OF MONTHS?

A. Employees and their covered dependents should continue to utilize their benefits just as they have in the past. No changes have been made to Ocean's current plans.

Q. WHAT WILL HAPPEN TO EMPLOYEE CONTRIBUTIONS BEING WITHHELD FOR THE CURRENT PERIOD OF THE EMPLOYEE STOCK PURCHASE PLAN THAT IS DUE TO CLOSE ON JUNE 30?

A. The current offering period under the purchase plan is scheduled to close on June 30, 2003. It is currently expected that this date will be moved up to a date prior to the effective date of the merger closing. Employees will be informed in advance of the new closing date of the offering period and will be given the opportunity to make a lump-sum deposit in lieu of the payroll deductions that would have otherwise been made. OEI shares will be purchased after the offering period is closed at the lesser of 85 percent of the stock price on the first day or last day of the offering period. Upon closing of the merger, those OEI shares held in employees' stock purchase plan accounts will be converted to Devon shares at a ratio of
     0.414 Devon common shares for each share of Ocean stock, the same ratio as provided in the merger agreement for all outstanding common stock. The employee stock purchase plan will not be continued beyond the closing date of the merger.

COMPENSATION

Q.   HOW WILL THE NEW ORGANIZATION'S COMPENSATION PROGRAM BE DESIGNED?

A. The compensation programs from both organizations will be formally reviewed with the objective of achieving the right program design that will continue to attract and retain the people the merged company needs to achieve its business objectives.

Q.   HOW WILL STOCK OPTIONS AND RESTRICTED STOCK BE AFFECTED BY THE MERGER?

A. All outstanding stock options and restricted shares granted prior to the date of the change of control become automatically fully vested on the date of the merger. The merger agreement effectively treats Ocean options the same way it treats Ocean stock owned outright. Ocean options will be converted to 0.414 Devon options for each Ocean option share held, and the Ocean exercise price will be divided by 0.414. The term (expiration date) of each option grant will not be affected.

Q. WILL THE COMPANY IMPOSE A BLACK OUT PERIOD WITH RESPECT TO EXERCISING STOCK OPTIONS?

A. No blackout period is anticipated, but the company's insider trading policy will continue to apply.

Q.   WHAT WILL BE THE EXCHANGE RATIO OF STOCK BETWEEN THE TWO MERGED COMPANIES?

A. For every share of Ocean stock owned, Ocean shareholders will receive 0.414 shares of Devon.

COMBINED COMPANY

Q.   WHERE WILL THE NEW COMPANY BE HEADQUARTERED?

A.   Devon will be headquartered in Oklahoma City.

Q.   WHERE WILL SHARES BE TRADED AFTER THE MERGER?

A. The company's common stock will trade on the American Stock Exchange under the existing Devon symbol DVN once the merger is closed. Prior to closing, Ocean's common stock will continue to trade on the New York Stock Exchange.

Q.   HOW DO THE CULTURES OF THE TWO COMPANIES COMPARE?

A. Both Devon and Ocean have been driven by growth and are committed to creating shareholder value. The two companies also have similar values of candor and doing what's right. The new company will be well positioned to grow through its expanded presence in North America, the Gulf of Mexico and internationally.

Q.   DOES THE COMBINED COMPANY HAVE PLANS TO EXPAND FURTHER?

A. Devon has established a track record of aggressive growth. We expect that to continue, if the company's operational and financial positions, as well as market conditions and growth opportunities, are right. Over the past decade, Devon has completed several mergers and acquisitions that significantly grew the company, including the acquisition of PennzEnergy in 1999 that more than doubled the size of the company and positioned it as a top 10 U.S. independent. In 2000 it moved into the top five U.S. independent ranking by merging with Santa Fe Snyder, followed by the acquisition of Anderson Exploration in 2001 to expand its North American position. In 2002, Devon acquired Mitchell Energy & Development Corporation.

Q. DOES THE MERGER CREATE ANY EXPLORATION OR OPERATIONAL REDUNDANCIES THAT COULD LEAD TO ASSET DIVESTITURES?

A. Independent of each other, Devon and Ocean have continuously evaluated their asset bases to ensure capital is dedicated to the best rate-of-return projects. That commitment will continue, with the combined assets being evaluated against an increased capital budget and a larger pool of projects. This may result in changes to capital allocations and exploration plans, as well as divesting certain assets that may not be as attractive when weighed against the expanded opportunities.

Q.   WHAT WILL BE THE COMBINED COMPANY'S DEBT-TO-CAPITALIZATION RATIO?

A. The new company's net long-term debt-to-total capitalization ratio will be approximately 52 percent, compared to Ocean's current debt-to-cap ratio of 48 percent. Given the current commodity price environment, it is anticipated that the combined company's ratio could be below 50 percent by year-end. The bigger company is expected to have a stronger credit rating than Ocean does on a stand-alone basis.

Q. WHAT IS DEVON'S CURRENT DIVIDEND STRUCTURE? WHAT WILL BE THE DIVIDEND POLICY OF THE NEW COMPANY?

A. Devon currently pays its stockholders a quarterly dividend of $.05 per share. Future dividend payments will be determined on a quarterly basis by the board of directors, and will depend on earnings, financial condition, capital requirements and other factors.

DEVON

Q.   HOW MANY EMPLOYEES DOES DEVON HAVE?

A. Devon currently employs approximately 3,450 people worldwide with 600 of those in Houston among three offices. Two of those are located downtown in Devon Energy Tower at 1200 Smith Street and Three Allen Center at 333 Clay Street, with the third Houston office in The Woodlands.

Q.   WHERE IS DEVON CURRENTLY HEADQUARTERED?

A.   Oklahoma City.

Q. BESIDES ITS HEADQUARTERS OFFICE IN OKLAHOMA, WHERE ELSE DOES DEVON HAVE OFFICES?

A. In addition to Devon's headquarters office in Oklahoma City, the company has another office there for its Central and Western divisions. Devon currently manages its Gulf of Mexico and international assets from downtown Houston locations, and the marketing and midstream division has employees in The Woodlands area in north Houston and in Calgary. The Canadian division of the company is based in Calgary.

Q.   WHAT IS THE GEOGRAPHIC SPREAD OF DEVON'S OPERATIONS?

A. Devon ranks among the top-five U.S.-based independent oil and gas producers and is one of the largest independent processors of natural gas and natural gas liquids in North America, with properties in the Gulf of Mexico, Canada and the major basins of the U.S. Devon also has operations in Brazil, West Africa, Azerbaijan and China. The presentation made to investors by executives from both Ocean and Devon that is available on the Intranet, as well as the operations section of the Devon Web site at www.devonenergy.com, provide more detail into the company's assets and operational strategies.

Good morning, everyone. I apologize that I cannot be here today in person to discuss in detail our plans for Ocean to merge with Devon Energy Corporation.

I am here in New York where we publicly announced today the creation of the largest U.S. independent oil and natural gas producer. The press release, a letter to employees and other materials have been posted on the homepage of our Intranet. This information explains why we are excited about the new company and the opportunities it will provide to our employees and shareholders.

In addition, please listen to the webcast that is being conducted with the investment community and review the slides that are posted. It will help you understand why we have taken this step.

It is thanks to the good works of the whole employee team at Ocean that the company has the ability to reach this historic milestone today.

I realize that mergers by their very nature bring unavoidable tension, speculation and concerns about future employment, the work environment and pay practices. There will also be some sadness at the fact that Ocean Energy as a separate entity will not be continuing. As I have told you many times, Ocean is a very special place with very special people. It continues to be an honor and privilege to work with such a dedicated and talented group of people, and we will try to maintain as many of the positive features of Ocean as possible.

We have a rare opportunity to carry the ideals and systems that have been at the heart of our success to a larger entity with the breadth and scope to unleash the potential of our assets and our people. I am eager to assume a new role as president and chief operating officer. The chairman and chief executive officer of the new entity, Larry Nichols, is highly regarded by the industry as a business leader and as an individual.

Our new company will be:

  o The largest (independent) natural gas producer in North America,

  o The third largest independent natural gas producer in Canada,

  o The largest independent leaseholder in the deepwater Gulf of Mexico,

  o One of the largest producers of natural gas liquids, and

  o A company with a stronger balance sheet and greater financial flexibility.

While our company will be headquartered in Oklahoma City, it will continue to base a significant portion of its operations in Houston, where Devon currently has approximately 600 employees.

We will hold employee meetings in Houston and Lafayette to discuss in detail the planned merger and to answer your questions. This session will be videotaped and shared with all of our field locations. In the meantime, we have attempted to provide as much information as allowable in the postings on the Intranet. As more news becomes available, it will be added. We will continue to communicate progress through the course of this merger approval process.

As we enter a new chapter in our history, I urge you to remain positive during this transition. Thank you for all of your hard work in the past, and in the future.

I look forward to seeing you later this week.

[DEVON LOGO]
-------------------------------------------------------------------------------
                                             Devon Energy Corporation
                                             20 North Broadway
                                             Oklahoma City, Oklahoma 73102-8260
MEMORANDUM

TO:     Ocean Employees

FROM:   J. Larry Nichols

DATE:   February 24, 2003

RE:     Merger Announcement

-------------------------------------------------------------------------------

I know that Jim has already shared with you the announcement of our intentions to merge our two companies. There is not a lot I can add concerning the transaction itself. However, I do want to express personally my excitement about the future of our combined organization. Jim is a strong, well-respected leader in the industry and on Wall Street and we are proud to welcome him as our new president and chief operating officer. I realize that no person can earn such a reputation alone. The highly talented and dedicated employees of Ocean have built the organization into the strong growing company that it is today.

We are fully aware of the number of concerns that come with this announcement. While we may not have answers to many of your questions now, we ask for your patience and consideration as we move through the next few months. We promise to communicate often and openly with you as we endeavor to complete this process. One of our key corporate values at Devon is honesty and integrity. Please give us the opportunity to prove to you that we will make thoughtful decisions using the utmost integrity.

It is our intent to maintain a strong presence in Houston, were Devon's Gulf and International Divisions are currently based.

I look forward to meeting with you and hope to address some of your issues or concerns at our employee meetings later this week. Thank you in advance for your support and welcome to our team.

                                                             [OCEAN ENERGY LOGO]


February 24, 2003


Dear Management Team,

 Today Ocean and Devon have announced their intention to merge and become the largest U.S. independent oil and natural gas exploration and production company. The combined company will retain the name Devon Energy and be headquartered in Oklahoma City with a significant technical and commercial presence in Houston. Upon completion of the merger, the company will have an enterprise value of approximately $20 billion. We will be part of a company with the scope and scale to access the capital required to develop our growth opportunities and with complementary assets to position us as leaders in almost every geographic region where we operate. We will strike a better balance between exploitation and exploration opportunities by adding a much stronger exploitation base from Devon. In addition, we will be the largest independent producer of natural gas in the United States with the financial upside that comes from exposure to enhanced commodity prices.

 As a management team, we have long recognized that Ocean might take advantage of a merger opportunity in order to fully realize the value of our high-impact portfolio and build greater stockholder value in the future. However, we also know that such a move -- no matter how beneficial to the organization in the future -- creates a certain amount of unavoidable uncertainty and tension in the short term. Given that we will not be announcing decisions about personnel or the location of field and divisional offices for the combined company until May or June (the anticipated closing dates), it is critical that today and in the coming weeks we communicate effectively and as frequently as necessary with our staffs to reiterate the strategic benefits of the merger and my announced role as president and chief operating officer of the combined company. Also, everyone needs to keep focused on 2003 Ocean goals as we await transaction approval.

 The following materials are attached here or posted to the homepage of the Intranet site to develop your understanding of the merits of the new company and to immediately address employee issues and concerns:

     o The press release that was publicly issued early this morning,
     o Strategic rationale about the benefits of the merger,
     o A letter to employees,
     o Anticipated employee questions with answers, and
     o Slides from the presentation to be made to investors this morning.

STRATEGIC RATIONALE FOR THE MERGER

The combined company creates the largest North American independent oil and gas exploration and production company
-     Enterprise value in excess of $20 billion.
- Estimated proved reserves of 2.2 billion barrels of oil equivalent and production volumes of approximately 2.4 billion cubic feet of natural gas and 250,000 barrels of oil and natural gas liquids per day.
-     Largest independent deepwater leaseholder in the Gulf of Mexico
-     29 million net undeveloped acres worldwide

The combined company creates a diverse and synergistic asset base in North America and internationally.
-     Third largest independent gas producer in Canada
- Overlapping core areas in Rocky Mountain, Mid-Continent, Permian Basin, Gulf of Mexico/Gulf Coast regions
-     High potential acreage in MacKenzie Delta and Beaufort Sea
- Significant overlapping exploratory assets in West Africa, Brazil and the deepwater Gulf of Mexico
- International production from Equatorial Guinea, Egypt, Azerbaijan, Egypt, Gabon, Cote d'Ivoire and Russia
-     One of the largest U.S. natural gas liquids producers

The merger creates an organization with the scale and scope designed to deliver strong internal growth and enhance shareholder value. -- Improved financial ratios and capital access -- Improved natural gas marketing clout -- At least $50 million in annual cost savings

In addition, a live webcast to discuss the merger with the investment community is scheduled for 9 a.m. Central time today. It can be accessed from the homepage of www.oceanenergy.com. Larry Nichols, the new chairman and chief executive officer, and I will host employee meetings in Houston and Lafayette on Wednesday and Thursday, respectively, to discuss with the workforce the strategic rationale behind the merger and to answer employee questions. Videotapes of the Houston meeting will be sent to all field offices.

Please accept my apology that this message could not be delivered personally to you. Confidentiality requirements did not allow us to discuss this before release to the public. However, I know that your leadership will be essential in reducing employee tension and helping to shape a positive employee attitude and maintain staff morale throughout the merger process.

I also want to take this opportunity to thank you for your personal contribution to our "wave of success" the past four years. It has been the collective talent and dedication of our management team and employees that have helped make this opportunity possible. While our organizational structure will inevitably change with this merger, as I mentioned, no further announcements about personnel will be made until after closing. This is to protect our ability to perform as a standalone company in the remote event the merger is not closed. Thank you for your help on this important matter. This is when our employee team really needs your counsel and encouragement.

/s/ Jim Hackett

Jim Hackett
Chairman, President and
Chief Executive Officer